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                                                           SEC FILE NUMBER
                                                              33-89714
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                                                           CUSIP NUMBER
                                                            756790101
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [X]  Form 10-K   [ ] Form 20-F   [ ]  Form 10-Q    [ ]  Form N-SAR

  For Period Ended:          December 31, 1997
                   -----------------------------------
  [ ] Transition Report on Form 10-K
  [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K
  [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form N-SAR
  For the Transition Period Ended:
                                  --------------------------------------------

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                          RED OAK HEREFORD FARMS, INC.
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Full Name of Registrant

                          RED OAK HEREFORD FARMS, INC.
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Former Name if Applicable

                           N/A
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Address of Principal Executive Office (Street and Number)
                           2010 Commerce Drive, Red Oak, Iowa
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City, State and Zip Code

                           Red Oak, Iowa 51566


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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 4, 1998, BDO Seidman, LLP resigned as principal accountants of Red Oak Hereford Farms, Inc. ("registrant"). Because of this late notice the ("Registrant") could not file within the prescribed time period.

On January 18, 1999 the ("registrant") has retained HLB Gross Collins, P.C. as the registrant's certifying accountant.

The registrant is completing required certified audited and plans to file within the required extension period.

                                               (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification

   Harley Dillard                     712               623-9224
-----------------------          ------------       ------------------
     (Name)                       (Area Code)        (Telephone Number)


     (2)  Have all other periodic reports required under
          Section 13 or 15(d) of the Securities Exchange Act of
          1934 or Section 30 of the Investment Company Act of
          1940 during the preceding 12 months or for such
          shorter period that the registrant was required to
          file such report(s) been filed?  If answer is
          no, identify report(s).                                 [X] Yes [ ] No

          --------------------------------------------------------------------

     (3)  Is it anticipated that any significant change
          in results of operations from the corresponding
          period for the last fiscal year will be
          reflected by the earnings statements to be
          included in the subject report or portion
          thereof?                                                [X] Yes [X] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Operating net loss of the registrant has increased from $4.5 million in 1997 to an estimated $6.7 million in 1998. The increase in losses results primarily from cattle feeding.

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                          RED OAK HEREFORD FARMS, INC.
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  March 30,1999                        By  /s/ Harley Dillard
      -----------------                       ---------------------------------
                                              Harley Dillard Treasurer